                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                        Rule 13e-3 Transaction Statement

                       (Pursuant to Section 13(e) of the
                        Securities Exchange Act of 1934)

                               Amendment No. ____



                        United Oklahoma Bankshares, Inc.
--------------------------------------------------------------------------------

                              (Name of the Issuer)

                        United Oklahoma Bankshares, Inc.
                             Ameribank Corporation
--------------------------------------------------------------------------------

                       (Name of Persons Filing Statement)

                    Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                  911266-10-4
--------------------------------------------------------------------------------

                     (CUSIP Number of Class of Securities)

      George N. Cook, Jr.                               D. Wesley Schubert
United Oklahoma Bankshares, Inc.                      Ameribank Corporation
     4600 S.E. 29th Street                               201 N. Broadway
    Del City, Oklahoma 73115                         Shawnee, Oklahoma 74802
         (405) 677-8711                                   (405) 273-5000


                                With a copy to:

                            N. Martin Stringer, Esq.
                       McKinney, Stringer & Webster, P.C.
                           101 N. Broadway, Suite 800
                         Oklahoma City, Oklahoma 73102
                                 (405) 239-6444

          (Name, Address and Telephone Number of Persons Authorized to Receive Notice and Communications on Behalf of Person Filing Statement)
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                                     -2-




This statement is filed in connection with (check the appropriate box):

a.       [ X ]   The filing of solicitation materials or an information
                 statement subject to Regulation 14A [17 CFR 240.14a-1 to
                 240.14(b)-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101]
                 or Rule 13e-3(c) [Section 240.13e(c)] under the Securities
                 Exchange Act of 1934.

b.       [   ]   The filing of a registration statement under the Securities
                 Act of 1933.

c.       [   ]   A tender offer.

d.       [   ]   None of the above.

Check the following box if the soliciting materials or information statement
referred to in checking box (a) are preliminary copies:   [ X ]

                           Calculation of Filing Fee

Transaction Valuation:  $1,700,000.00*          Amount of Filing Fee:  $340.00**

*Based upon 972,739 shares of common stock, par value $1.00 per share, of United Oklahoma Bankshares, Inc. (the "Common Stock"), to be converted into the right to receive $0.776901 (rounded to the nearest $0.01) in cash per share and 16,183 shares of 9% cumulative non-voting preferred stock, par value $30.00 per share, of United Oklahoma Bankshares, Inc. (the "Preferred Stock"), to be converted into the right to receive $58.35 in cash per share. **The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, equals 1/50th of one percent of the transaction value.

[   ]    Check box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:           $                         .
                                   -------------------------

Form or Registration No.:                                   .
                                  --------------------------

Filing Party:                                               .
                                  --------------------------

Date Filed:                                                 .
                                  --------------------------

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                                      -3-


ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

         (a) The Name of the Issuer of the class of equity security which is the subject of the Rule 13e-3 transaction is United Oklahoma Bankshares, Inc. (United" or the "Company") and the address of its principal executive offices is 4600 S.E. 29th Street, Del City, Oklahoma 73115. All cross references in this Rule 13e-3 Transaction Statement (the "Statement") refer to captions in the Proxy Statement (the "Proxy Statement") filed concurrently herewith with the Securities and Exchange Commission (the "Commission") in anticipation of the completion of a merger pursuant to which the Company will be merged into Ameribank Corporation ("Ameribank") and Ameribank will be the surviving entity (the "Merger").

         (b) The relevant information set forth on the Front and Cover Page of the Proxy Statement and under the caption "DESCRIPTION OF CAPITAL STOCK OF THE COMPANY" is incorporated herein by reference pursuant to Instruction D of
Schedule 13E-3.

         (c) The relevant information set forth under the caption "DESCRIPTION OF CAPITAL STOCK OF THE COMPANY -- Recent Market Prices" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

         (d) The relevant information set forth under the captions "SUMMARY -- Dividends" and "DESCRIPTION OF CAPITAL STOCK OF THE COMPANY -- Dividends" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

         (e)     Not Applicable.

         (f) The relevant information set forth under the caption "BENEFICIAL OWNERSHIP OF SHARES -- Certain Transactions in Common Stock and Preferred Stock" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

ITEM 2.  IDENTITY AND BACKGROUND.

          (a) - (d); (g) This Statement is being filed by Ameribank and United (the last being the issuer of the subject security). The relevant information set forth on the Cover Page of the Proxy Statement; the Notice of Special Meeting of Shareholders; and set forth under the captions "INTRODUCTION -- Matters to be Considered at the Meeting;" "CERTAIN INFORMATION REGARDING AMERIBANK;" and "BUSINESS OF THE COMPANY" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

          (e) and (f)     Neither Ameribank nor United, nor to the best of
their knowledge, other persons with respect to whom information is provided in response to this Item has been, during the past five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.
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                                      -4-


ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         (a) (1) The relevant information set forth under the caption "BUSINESS OF THE COMPANY -- Transactions with Affiliates" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

         (a) (2) and (b) The relevant information set forth under the captions "SUMMARY -- The Merger, -- Recommendation of the Board of Directors and the Special Committee, -- Opinion of Financial Advisor, and -- Fairness of the Transaction;" "SPECIAL FACTORS -- Background of the Merger, -- Appointment of and Deliberations by the Special Committee, -- Proceedings of the Board and Recommendation of the Special Committee, -- Fairness of the Transaction, -- Opinion of Financial Advisor, -- Structure and Purpose of the Merger, -- Certain Effects of the Merger, -- Interests of Certain Persons in the Merger; Conflicts of Interest, and -- Financing of the Merger;" "THE MERGER;" and "ANNEX A" is incorporated herein by reference pursuant to Instruction D of
Schedule 13E-3.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The relevant information set forth under the captions "SUMMARY -- The Merger, -- Financing of the Merger, -- Conditions to the Merger; "SPECIAL FACTORS -- Background of the Merger, -- Structure and Purpose of the Merger; -- Financing of the Merger;" "THE MERGER" and "ANNEX A" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

         (b) The relevant information set forth under the captions "Notice of Special Meeting of Shareholders;" "INTRODUCTION -- Matters to be Considered at the Meeting;" "SUMMARY -- The Merger;" "THE MERGER" and "ANNEX A" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a) - (e)        The relevant information set forth under the captions
"INTRODUCTION -- Matters to be Considered at the Meeting;" "SUMMARY -- The Merger;" "SPECIAL FACTORS -- Background of the Merger, -- Structure and Purpose of the Merger, -- Certain Effects of the Merger;" "THE MERGER --General, -- Conditions to the Merger; Waiver;" and "CERTAIN INFORMATION REGARDING AMERIBANK" is incorporated herein by reference pursuant to Instruction D of
Schedule 13E-3.

         (f) - (g)        The relevant information set forth under the captions
"SPECIAL FACTORS -- Structure and Purpose of the Merger, -- Certain Effects of the Merger;" and "BENEFICIAL OWNERSHIP OF SHARES -- Current Information:
Delisting and Deregistration" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.
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                                      -5-


ITEM 6.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         (a) The relevant information set forth under the captions "SUMMARY -- Financing of the Merger" and "SPECIAL FACTORS -- Financing of the Merger" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

         (b) The relevant information set forth under the captions "SUMMARY -- Financing of the Merger, -- Expenses of the Merger;" "SPECIAL FACTORS -- Financing of the Merger, -- Expenses of the Merger;" and "THE MERGER -- Certain Covenants of the Company and Ameribank" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

         (c) The relevant information set forth under the caption "SUMMARY -- Financing of the Merger;" "SPECIAL FACTORS -- Financing of the Merger" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

         (d)     Not Applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a) - (c)        The relevant information set forth under the captions
"SUMMARY -- Background of the Merger, -- Recommendation of Board of Directors and the Special Committee, -- Fairness of the Transaction;" "SPECIAL FACTORS -- Proceedings of the Board and Recommendation of the Special Committee, -- Fairness of the Transaction, -- Structure and Purpose of the Merger, -- Alternatives to the Merger, and -- Certain Effects of the Merger" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

         (d) The relevant information set forth under the captions "SUMMARY -- Federal Income Tax Consequences;" "SPECIAL FACTORS -- Background of the Merger, -- Structure and Purpose of the Merger, -- Certain Effects of the Merger, and -- Certain Federal Income Tax Consequences of the Merger;" and "THE MERGER" is incorporated herein by reference pursuant to Instruction D of
Schedule 13E-3.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

         (a) The relevant information set forth under the captions "SUMMARY -- Recommendation of the Board of Directors and the Special Committee, -- Opinion of the Financial Advisor, -- Fairness of the Transaction; -- Interest of Certain Persons in the Merger; Conflicts of Interest;" and "SPECIAL FACTORS -- Appointment of and Deliberations by the Special Committee, -- Proceedings of the Board and Recommendation of the Special Committee, -- Fairness of the Transaction, -- Opinion of Financial Advisor -- Structure and Purpose of the Merger, and -- Interests of Certain Persons in the Merger; Conflicts of Interest" is incorporated herein by reference pursuant to Instruction D of
Schedule 13E-3.

         (b) The relevant information set forth under the captions "SPECIAL FACTORS -- Appointment of and Deliberations by the Special Committee, -- Proceedings of the Board and Recommendation of the Special Committee, -- Fairness of the Transaction and -- Opinion of

Financial Advisor" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

         (c) The relevant information set forth under the captions "SUMMARY -- Required Vote" and "THE MERGER -- Required Vote" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

         (d) The relevant information set forth under the captions "SPECIAL FACTORS -- Appointment of and Deliberations by the Special Committee, -- Proceedings of the Board and Recommendation of the Special Committee, -- Fairness of the Transaction and -- Opinion of Financial Advisor" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

         (e) The relevant information set forth under the caption "SPECIAL FACTORS -- Appointment of and Deliberations by the Special Committee, -- Proceedings of the Board and Recommendation of the Special Committee, -- Fairness of the Transaction" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

         (f)     Not Applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         (a) The relevant information set forth under the captions "SUMMARY -- Opinion of Financial Advisor;" "SPECIAL FACTORS -- Appointment of and Deliberations by the Special Committee, -- Proceedings of the Board and Recommendation of the Special Committee, -- Fairness of the Transaction, and -- Opinion of Financial Advisor" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

         (b) The relevant information set forth under the caption "SUMMARY -- Recommendation of Board of Directors and the Special Committee" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

         (c) The opinion of George K. Baum & Company, dated October 28, 1996, is attached as Annex C to the Proxy Statement and the Supplemental Letter of George K. Baum 7 Company, dated January 23, 1997 attached as "ANNEX D" to the Proxy Statement are incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

ITEM 10.   INTEREST IN SECURITIES OF THE ISSUER.

         (a) The relevant information set forth under the caption "BENEFICIAL OWNERSHIP OF SHARES -- Beneficial Ownership" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

         (b) The relevant information set forth under the caption "BENEFICIAL OWNERSHIP OF SHARES -- Certain Transactions in Common Stock and Preferred Stock" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The relevant information set forth under the captions "SUMMARY -- The Merger, -- Required Vote, -- Recommendation of Board of Directors and the Special Committee, -- Fairness of the Transaction;" "SPECIAL FACTORS -- Appointment of and Deliberations by the Special Committee, -- Proceedings of the Board and Recommendation of the Special Committee, -- Fairness of the Transaction;" "THE MERGER -- General, -- Required Vote", -- Conditions to the Merger; Waiver, -- Certain Covenants of the Company and Ameribank and "ANNEX A" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

         (a) and (b)      The relevant information set forth under the captions
"INTRODUCTION -- Voting at the Meeting -- Proxies;" "SUMMARY -- The Merger, -- Required Vote, -- Recommendation of the Board of Directors and the Special Committee, -- Fairness of the Transaction;" "SPECIAL FACTORS -- Appointment of and Deliberations by the Special Committee, -- Proceedings of the Board and Recommendation of the Special Committee, -- Fairness of the Transaction, -- Structure and Purpose of the Merger;" and "THE MERGER -- Required Vote" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

ITEM 13.   OTHER PROVISIONS OF THE TRANSACTION.

         (a) The relevant information set forth under the captions "INTRODUCTION -- Appraisal Rights;" "SUMMARY -- Appraisal Rights;" "SPECIAL FACTORS -- Appraisal Rights;" and "ANNEX B" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

         (b)     Not Applicable.

         (c)     Not Applicable.

ITEM 14.   FINANCIAL INFORMATION.

         (a) The relevant information set forth under the captions "INFORMATION INCORPORATED BY REFERENCE;" "SUMMARY -- Selected Consolidated Financial Data;" and "BUSINESS OF THE COMPANY -- Selected Consolidation Financial Data" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

         (b) The relevant information set forth under the caption "INFORMATION INCORPORATED BY REFERENCE" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

      (a) The relevant information set forth under the caption "CERTAIN INFORMATION REGARDING AMERIBANK" and "BENEFICIAL OWNERSHIP OF SHARES -- Proxy Solicitation" is incorporated herein by reference pursuant to Instruction D of
Schedule 13E-3.

      (b)  Not applicable.

ITEM 16. ADDITIONAL INFORMATION

      The information contained in the Proxy Statement, including the Information Incorporated by Reference and the Annexes attached thereto, filed concurrently herewith with the Commission in connection with this Statement is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3 in its entirety.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS

  Ex - 99(a)                  Promissory Note and Agreement, dated as of May
                              15, 1996, between Ameribank Corporation,
                              Shawnee, American National Bank & Trust Company of Shawnee and Boatmen's First National Bank of
                              Kansas City.

  Ex - 19(b)(1)               Opinion of George K. Baum & Company, dated
                              October 25, 1996.

  Ex - 19(b)(2)               Supplemental Letter of George K. Baum & Company,
                              dated January 23, 1997.

  Ex - 2(c)                   Agreement and Plan of Merger, dated as of
                              December 3, 1996, between Ameribank Corporation and United Oklahoma Bankshares, Inc., (the
                              "Merger Agreement"), is incorporated by
                              reference to Annex A to the Proxy Statement attached as Exhibit (d) hereto.

  Ex - 20(d)(1)               Proxy Statement of the Company in connection
                              with the Special Meeting of Shareholders, including Annexes thereto.

  Ex - 13(d)(2)               10-K for year ended December 31, 1995.

  Ex - 13(d)(3)               10-K for year ended December 31, 1994.

  Ex - 13(d)(4)               10-K for year ended December 31, 1993.

  Ex - 13(d)(5)               10-Q for quarter ended March 31, 1996.

  Ex - 13(d)(6)               10-Q for quarter ended June 30, 1996.

  Ex - 13(d)(7)               10-Q for quarter ended September 30, 1996.

  Ex - 99(d)(8)               8-K filed with Commission on December 12, 1996.

  Ex - 4(e)                   The appraisal rights and the procedure for
                              exercising such appraisal rights under Oklahoma law are described in (1) "INTRODUCTION" --
                              Appraisal Rights;" "SUMMARY -- Appraisal
                              Rights;" and "SPECIAL FACTORS -- Appraisal
                              Rights;" and (2) Annex B, in each case of the Proxy Statement attached as Exhibit (d) hereto.

  Exhibit (f)                 Not Applicable

                             CROSS REFERENCE SHEET

      Schedule 13E-3                        Caption in Proxy Statement or
      Item Number                           Notice of Special Meeting

1.    Issuer and Class of Security Subject
      to the Transaction

      (a) Notice of Special Meeting of Shareholders; and Front Cover Page of the Proxy Statement.

      (b) Front and Cover Page of the Proxy Statement; "DESCRIPTION OF CAPITAL STOCK OF THE COMPANY."

      (c)                                   "DESCRIPTION OF CAPITAL STOCK OF
                                            THE COMPANY -- Recent Market
                                            Prices."

      (d) "SUMMARY -- Dividends" and "DESCRIPTION OF CAPITAL STOCK OF THE COMPANY -- Dividends."

      (e)                                   Not Applicable.

      (f) "BENEFICIAL OWNERSHIP OF SHARES -- Certain Transactions in Common Stock and Preferred Stock."

2.    Identity and Background               This Statement is being filed by
                                            United (the issuer of the subject
                                            security) and Ameribank the holder
                                            of approximately 61.58% of the
                                            Common Stock and approximately
                                            88.85% of the Preferred Stock of
                                            United.  Each of the above are
                                            affiliated and none of the above
                                            are natural persons.

      (a) - (d); (g)                        Cover Page of Proxy Statement;
                                            Notice of Special Meeting of
                                            Shareholders; "INTRODUCTION --
                                            Matters to be Considered at the
                                            Meeting;" "CERTAIN INFORMATION
                                            REGARDING AMERIBANK;" and "BUSINESS
                                            OF THE COMPANY."

      (e) - (f)                             Neither United nor Ameribank, nor
                                            to the best of their knowledge,
                                            other persons with respect to whom
                                            information is required to be
                                            provided in response to this Item,
                                            during the past five years, has
                                            been (i)  convicted in a criminal
                                            proceeding (excluding traffic
                                            violations or similar
                                            misdemeanors); or (ii)  a party to
                                            a civil proceeding of a judicial or
                                            administrative body of competent
                                            jurisdiction and as a result of
                                            such proceeding was or is subject
                                            to a judgment, decree or final
                                            order enjoining further violations
                                            of, or prohibiting activities
                                            subject to, federal or state
                                            securities laws or finding any
                                            violation with respect to such
                                            laws.

3.    Past Contacts,
      Transactions or
      Negotiations

      (a) (1)                               "BUSINESS OF THE COMPANY --
                                            Transactions with Affiliates."

      (a) (2); (b)                          "SUMMARY -- The Merger, --
                                            Recommendation of the Board of
                                            Directors and the Special
                                            Committee, -- Opinion of Financial
                                            Advisor, and -- Fairness of the
                                            Transaction;" "SPECIAL FACTORS --
                                            Background of the Merger, --
                                            Appointment of and Deliberations by
                                            the Special Committee, --
                                            Proceedings of the Board and
                                            Recommendation of the Special
                                            Committee, -- Fairness of the
                                            Transaction, -- Opinion of
                                            Financial Advisor, -- Structure and
                                            Purpose of the Merger, -- Certain
                                            Effects of the Merger, -- Interests
                                            of Certain Persons in the Merger;
                                            Conflicts of Interest, -- Financing
                                            of the Merger;" "THE MERGER;" and
                                            ANNEX A.

4.    Terms of Transaction

      (a)                                   "SUMMARY -- The Merger, --
                                            Financing of the Merger, --
                                            Conditions to the Merger;" SPECIAL
                                            FACTORS -- Background of the
                                            Merger, -- Structure and Purpose of
                                            the Merger, -- Financing of the
                                            Merger;" "THE MERGER;" and ANNEX A.

      (b)                                   Notice of Special Meeting of
                                            Shareholders; "INTRODUCTION --
                                            Matters to be Considered at the
                                            Meeting;" "SUMMARY -- The Merger;"
                                            "THE MERGER;" and ANNEX A.

5.    Plans or Proposals of the Issuer or
      Affiliate

      (a) - (e)                             "INTRODUCTION -- Matters to be
                                            Considered at the Meeting;"
                                            "SUMMARY -- The Merger;" "SPECIAL
                                            FACTORS -- Background of the
                                            Merger, -- Structure and Purpose of
                                            the Merger, -- Certain Effects of
                                            the Merger;" "THE MERGER --
                                            General, -- Conditions to the
                                            Merger; Waiver;" and "CERTAIN
                                            INFORMATION REGARDING AMERIBANK."

      (f) - (g)                             "SPECIAL FACTORS -- Structure and
                                            Purpose of the Merger, -- Certain
                                            Effects of the Merger;" and
                                            "BENEFICIAL OWNERSHIP OF SHARES --
                                            Current Information:  Delisting and
                                            Deregistration."

6.    Source and Amounts of
      Funds or Other
      Consideration

      (a) "SUMMARY -- Financing of the Merger" and "SPECIAL FACTORS -- Financing of the Merger."

      (b) "SUMMARY -- Financing of the Merger, -- Expenses of the Merger;" "SPECIAL FACTORS -- Financing of the Merger -- Expenses of the Merger;" and "THE MERGER -- Certain Covenants of the Company and
                                            Ameribank."

      (c)                                   "SUMMARY -- Financing of the
                                            Merger;" "SPECIAL FACTORS --
                                            Financing of the Merger."

      (d)                                   Not Applicable.

7.    Purpose(s), Alternatives,
      Reasons and Effects

      (a) - (c)                             "SUMMARY -- Background of the
                                            Merger, -- Recommendation of Board
                                            of Directors and the Special
                                            Committee, -- Fairness of the
                                            Transaction;" and "SPECIAL FACTORS
                                            -- Proceedings of the Board and
                                            Recommendation of the Special
                                            Committee, -- "Fairness of the
                                            Transaction -- Structure and
                                            Purpose of the Merger, --
                                            Alternatives to the Merger, --
                                            Certain Effects of the Merger."

      (d) "SUMMARY -- Federal Income Tax Consequences;" "SPECIAL FACTORS -- Background of the Merger, --
                                            Structure and Purpose of the
                                            Merger, - - Certain Effects of the
                                            Merger, -- Certain Federal Income
                                            Tax Consequences of the Merger;"
                                            and "THE MERGER."

8.    Fairness of the Transaction

      (a) - (e)                             "SUMMARY  -- Required Vote, --
                                            Recommendation of the Board of
                                            Directors and the Special
                                            Committee, -- Opinion of Financial
                                            Advisor, -- Fairness of the
                                            Transaction, -- Interests of
                                            Certain Persons in the Merger;
                                            Conflicts of Interest;" "SPECIAL
                                            FACTORS -- Appointment of and
                                            Deliberations by the Special
                                            Committee, -- Proceedings of the
                                            Board and Recommendation of the
                                            Special Committee, -- Fairness of
                                            the Transaction, -- Opinion of
                                            Financial Advisor, -- Structure and
                                            Purpose of the Merger, -- Interests
                                            of Certain Persons in the Merger;
                                            Conflicts of Interest; and THE
                                            MERGER -- Required Vote."

      (f)                                   Not Applicable.

9.    Reports, Opinions,
      Appraisals and Certain
      Negotiations

      (a) - (b)                             "SUMMARY -- Opinion of Financial
                                            Advisor;" "SPECIAL FACTORS --
                                            Appointment of and Deliberations by
                                            the Special Committee, --
                                            Proceedings of the Board and
                                            Recommendation of the Special
                                            Committee, -- Fairness of the
                                            Transaction, -- Opinion of
                                            Financial Advisor."

      (c) The Opinion of George K. Baum & Company attached as Annex C to the Proxy Statement and the
                                            Supplemental Letter of George K.
                                            Baum & Company, dated January 23,
                                            1997, attached as "ANNEX D" to the
                                            Proxy Statement are incorporated
                                            herein by reference pursuant to
                                            Instruction D of Schedule 13E-3.

10.   Interest in Securities of the Issuer

      (a)                                   "BENEFICIAL OWNERSHIP OF SHARES --
                                            Beneficial Ownership."

      (b) "BENEFICIAL OWNERSHIP OF SHARES -- Certain Transactions in Common Stock and Preferred Stock."

11.   Contracts, Arrangements or            "SUMMARY -- The Merger, -- Required
      Understandings with Respect to the    Vote, -- Recommendation of Board of
      Issuer's Securities                   Directors and the Special
                                            Committee, -- Fairness of the
                                            Transaction;" "SPECIAL FACTORS --
                                            Appointment of and Deliberations by
                                            the Special Committee, --
                                            Proceedings of the Board and
                                            Recommendation of the Special
                                            Committee, -- Fairness of the
                                            Transaction;" "THE MERGER --
                                            General, -- Required Vote; --
                                            Conditions to the Merger; Waiver;
                                            -- Certain Covenants of the Company
                                            and Ameribank;" and ANNEX A.

12.   Present Intention and Recommendation
      of Certain Persons with Regard to the
      Transaction

      (a) - (b)                             "INTRODUCTION -- Voting at the
                                            Meeting, -- Proxies;" "SUMMARY --
                                            The Merger, -- Required Vote, --
                                            Recommendation of Board of
                                            Directors and the Special
                                            Committee, -- Fairness of the
                                            Transaction;" "SPECIAL FACTORS --
                                            Appointment of and Deliberations by
                                            the Special Committee, --
                                            Proceedings of the Board and
                                            Recommendation of the Special
                                            Committee, -- Fairness of the
                                            Transaction, -- Structure and
                                            Purpose of the Merger;" and "THE
                                            MERGER -- Required Vote."

13.   Other Provisions of the Transaction

      (a)                                   "INTRODUCTION -- Appraisal Rights;"
                                            "SUMMARY -- Appraisal Rights;"
                                            "SPECIAL FACTORS -- Appraisal
                                            Rights;" and ANNEX B.

      (b)                                   Not Applicable.

      (c)                                   Not Applicable.

14.   Financial Statements

      (a) "INFORMATION INCORPORATED BY REFERENCE;" "SUMMARY -- Selected Consolidated Financial Data;" and BUSINESS OF THE COMPANY -- Selected Consolidated Financial Data".

      (b)                                   "INFORMATION INCORPORATED BY
                                            REFERENCE."

15.   Persons and Assets Employed, Retained
      or Utilized

      (a)                                   "CERTAIN INFORMATION REGARDING
                                            AMERIBANK;" and "BENEFICIAL
                                            OWNERSHIP OF SHARES -- Proxy
                                            Solicitation".

      (b)                                   Not Applicable.

ITEM 16.   ADDITIONAL INFORMATION.

         The Proxy Statement, including the Information Incorporated by Reference in and the Annexes attached thereto, is hereby incorporated by reference in its entirety.

ITEM 17.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99(a) Promissory Note and Agreement, dated as of May 15, 1996, between Ameribank Corporation, Shawnee, American National Bank & Trust Company of Shawnee and Boatmen's First National Bank of Kansas City.

Exhibit 19(b)(1)                  Opinion of George K. Baum & Company, dated
                                  October 25, 1996.

Exhibit 19(b)(2) Supplemental Letter of George K. Baum & Company, dated January 23, 1997.

Exhibit 2(c) Agreement and Plan of Merger, dated as of December 3, 1996, between United and Ameribank (the "Merger Agreement"), is incorporated by reference to Annex A to the Proxy Statement attached as Exhibit (d) hereto.

Exhibit 20(d)(1) Proxy Statement of the Company in connection with the Special Meeting of Shareholders, including Annexes thereto.

Exhibit 13(d)(2)                  10-K for year ended December 31, 1995.

Exhibit 13(d)(3)                  10-K for year ended December 31, 1994.

Exhibit 13(d)(4)                  10-K for year ended December 31, 1993.

Exhibit 13(d)(5)                  10-Q for quarter ended March 31, 1996.

Exhibit 13(d)(6)                  10-Q for quarter ended June 30, 1996.

Exhibit 13(d)(7)                  10-Q for quarter ended September 30, 1996.

Exhibit 99(d)(8)                  8-K filed with Commission on December 12,
                                  1996.

Exhibit 4(e) The appraisal rights and the procedure for exercising such appraisal rights under Oklahoma law are described in (1) "INTRODUCTION -- Appraisal Rights;" "SUMMARY -- Appraisal Rights;" and "SPECIAL FACTORS -- Appraisal Rights;" and (2) ANNEX B, in each case of the Proxy Statement attached as Exhibit (d) hereto.

Exhibit (f)                       Not Applicable.

                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

             March 3, 1997                                        March 3, 1997
-------------------------------------------            ---------------------------------------------------
                    (Date)                                                 (Date)

/s/ D. WESLEY SCHUBERT                                 /s/ GEORGE N. COOK, JR.
-------------------------------------------            ---------------------------------------------------
                 (Signature)                                            (Signature)


-------------------------------------------            ---------------------------------------------------
Name:  D. Wesley Schubert                              Name:  George N. Cook, Jr.
Title:  Vice President, Ameribank Corporation          Title:  Chairman, United Oklahoma Bankshares, Inc.

                                EXHIBIT INDEX



EXHIBIT NUMBER                          DESCRIPTION
--------------                          -----------

Exhibit 99(a)                     Promissory Note and Agreement, dated as of
                                  May 15, 1996, between Ameribank Corporation,
                                  Shawnee, American National Bank & Trust
                                  Company of Shawnee and Boatmen's First
                                  National Bank of Kansas City.

Exhibit 19(b)(1)                  Opinion of George K. Baum & Company, dated
                                  October 25, 1996.

Exhibit 19(b)(2)                  Supplemental Letter of George K. Baum &
                                  Company, dated January 23, 1997.

Exhibit 2(c) Agreement and Plan of Merger, dated as of December 3, 1996, between United and
                                  Ameribank (the "Merger Agreement"), is
                                  incorporated by reference to Annex A to the Proxy Statement attached as Exhibit (d) hereto.

Exhibit 20(d)(1) Proxy Statement of the Company in connection with the Special Meeting of Shareholders, including Annexes thereto.

Exhibit 13(d)(2)                  10-K for year ended December 31, 1995.

Exhibit 13(d)(3)                  10-K for year ended December 31, 1994.

Exhibit 13(d)(4)                  10-K for year ended December 31, 1993.

Exhibit 13(d)(5)                  10-Q for quarter ended March 31, 1996.

Exhibit 13(d)(6)                  10-Q for quarter ended June 30, 1996.

Exhibit 13(d)(7)                  10-Q for quarter ended September 30, 1996.

Exhibit 99(d)(8)                  8-K filed with Commission on December 12,
                                  1996.

Exhibit 4(e) The appraisal rights and the procedure for exercising such appraisal rights under
                                  Oklahoma law are described in (1)
                                  "INTRODUCTION -- Appraisal Rights;" "SUMMARY
                                  -- Appraisal Rights;" and "SPECIAL FACTORS --
                                  Appraisal Rights;" and (2) ANNEX B, in each case of the Proxy Statement attached as Exhibit (d) hereto.

Exhibit (f)                       Not Applicable.
